                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-1/A

                                (AMENDMENT NO.1)

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D

                                (Amendment No. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 ORANGE-CO, INC.


                           (Name of Subject Company)

RESERVOIR CAPITAL MANAGEMENT, L.L.C., RESERVOIR CAPITAL GROUP, L.L.C., RESERVOIR
 CAPITAL PARTNERS, L.P., RESERVOIR CAPITAL ASSOCIATES, L.P., RESERVOIR CAPITAL
                   MASTER FUND, L.P. AND OJ ACQUISITION CORP.

                                    (Bidders)


                          COMMON STOCK, $.50 PAR VALUE

                         (Title of Class of Securities)

                                    684177108

                      (CUSIP Number of Class of Securities)

                                  CRAIG A. HUFF
                                GREGG M. ZEITLIN
                         RESERVOIR CAPITAL GROUP, L.L.C.
                         650 MADISON AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 610-9000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:

                                MARK L. WEISSLER
                       MILBANK, TWEED, HADLEY & MCCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                (212) 530-5000

CUSIP NO. 684177108                 14D-1/A                    Page   of   Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Reservoir Capital Management, L.L.C.

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group              (a) /   /

                                                                       (b) / x /

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3.       SEC Use Only

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4.       Sources of Funds

         WC

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(e) or 2(f)

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6.       Citizenship or Place of Organization

         Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         10,309,975

--------------------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

         /  /

--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)

         100%

--------------------------------------------------------------------------------

10.      Type of Reporting Person

OO

CUSIP NO. 684177108                 14D-1/A                    Page   of   Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Reservoir Capital Group, L.L.C.

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2.       Check the Appropriate Box if a Member of a Group              (a) /   /

                                                                       (b) / x /

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3.       SEC Use Only

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4.       Sources of Funds

         WC

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(e) or 2(f)

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         10,309,975

--------------------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

         /  /

--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)

         100%

--------------------------------------------------------------------------------

10.      Type of Reporting Person

OO

CUSIP NO. 684177108                 14D-1/A                   Page   of    Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Reservoir Capital Partners, L.P.

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2.       Check the Appropriate Box if a Member of a Group              (a) /   /

                                                                       (b) / x /

--------------------------------------------------------------------------------

3.       SEC Use Only

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4.       Sources of Funds

         WC

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(e) or 2(f)

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         8,807,800

--------------------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

         /  /

--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)

         85.4%

--------------------------------------------------------------------------------

10.      Type of Reporting Person

         PN

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CUSIP NO. 684177108                  14D-1/A                   Page   of   Pages


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Reservoir Capital Associates, L.P.

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2.       Check the Appropriate Box if a Member of a Group              (a) /   /

                                                                       (b) / x /

--------------------------------------------------------------------------------

3.       SEC Use Only

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4.       Sources of Funds

         WC

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         21,676

--------------------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

         /  /

--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)

                 0.2%

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10.      Type of Reporting Person

         PN

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CUSIP NO. 684177108                 14D-1/A                  Page   of     Pages


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Reservoir Capital Master Fund, L.P.

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2.       Check the Appropriate Box if a Member of a Group              (a) /   /

                                                                       (b) / x /

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3.       SEC Use Only

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4.       Sources of Funds

         WC

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(e) or 2(f)

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6.       Citizenship or Place of Organization

         Cayman Islands

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,480,499

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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

         /  /

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9.       Percent of Class Represented by Amount in Row (7)

                  14.4%

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10.      Type of Reporting Person

         PN

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
CUSIP NO. 684177108                 14D-1/A                   Page   of    Pages


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         OJ Acquisition Corp.

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2.       Check the Appropriate Box if a Member of a Group              (a) /   /

                                                                       (b) /   /

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3.       SEC Use Only

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4.       Sources of Funds

         WC

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(e) or 2(f)

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         Florida

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         10,309,975

--------------------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares

         /  /

--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)

               100%

--------------------------------------------------------------------------------

10.      Type of Reporting Person

         CO

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         This Amendment No. 1 ("Amendment") to the Tender Offer Statement on
Schedule 14D-1 (the "Statement") and Amendment No. 6 to Schedule 13D relates to the offer by OJ Acquisition Corp., a Florida corporation ("Purchaser"), all the stock of which is owned by Reservoir Capital Partners, L.P., a Delaware limited partnership ("RCP"), Reservoir Capital Associates, L.P., a Delaware limited partnership ("RCA") and Reservoir Capital Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands ("RCMF"), to purchase all outstanding shares of common stock, par value $.50 per share (the "Shares"), not owned by them, of Orange-co, Inc., a Florida corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1) and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer"). The general partner of each of RCP, RCA and RCMF is Reservoir Capital Group, L.L.C., a Delaware limited liability company ("RCG"), whose managing member is Reservoir Capital Management, L.L.C., a Delaware limited liability company ("RCM" and, together with RCP, RCA, RCMF and RCG, the "Parent"). Capitalized terms used but not defined herein have the meanings specified for such terms in the Offer to Purchase and the Statement.

Item 6.  Interest in Securities of the Subject Company.

         Item 6 of the Statement is hereby amended and supplemented to include the following:

         At 12:00 midnight, New York City time, on Friday, October 29, 1999, the Offer expired. Based on a preliminary count, approximately 4,278,779 Shares were tendered pursuant to the Offer, of which 45,354 were tendered pursuant to notice of guaranteed delivery. The Shares tendered, together with the Shares already owned by Purchaser, constitute approximately 94% of the outstanding Shares of the Company. All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.

         On November 1, 1999, Purchaser was merged with and into the Company (the "Merger") pursuant to the Merger Agreement with the Company continuing as the surviving company and a wholly-owned subsidiary of RCA, RCP and RCMF. As a result of the Merger, each outstanding Share (other than Shares held by Parent, Purchaser or any wholly-owned subsidiary of Parent or Purchaser or in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares were canceled with no payment being made with respect thereto, and other than Shares, if any, held by shareholders who perfect their appraisal rights under the Florida Business Corporation Act) was, by virtue of the Merger and without any action by the holder thereof, converted into the right to receive $7.00 in cash (without interest).

         The amount paid by Purchaser in the Offer and the Merger was approximately $34 million.

         A copy of the press release announcing the expiration of the Offer, the acceptance of validly tendered Shares and the Merger is attached hereto as Exhibit (a)(8).

Item 11.  Exhibits

         Item 11 of the Statement is hereby amended by adding the following exhibit:



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         Exhibit No. (a)(8) Press Release issued by Parent on November 1, 1999.




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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 1, 1999

                                   RESERVOIR CAPITAL MANAGEMENT, L.L.C.

                                   By: /s/ Daniel H. Stern
                                   ____________________________________
                                   Name: Daniel H. Stern
                                   Title: President

                                   RESERVOIR CAPITAL GROUP, L.L.C.

                                   By: /s/ Daniel H. Stern
                                   ____________________________________
                                   Name: Daniel H. Stern
                                   Title: President

                                   RESERVOIR CAPITAL PARTNERS, L.P.

                                   By: Reservoir Capital Group, L.L.C.,
                                       General Partner

                                   By: /s/ Daniel H. Stern
                                   ____________________________________
                                   Name: Daniel H. Stern
                                   Title: President

                                   RESERVOIR CAPITAL ASSOCIATES L.P.

                                   By: Reservoir Capital Group, L.L.C.,
                                       General Partner

                                   By: /s/ Daniel H. Stern
                                   ____________________________________
                                   Name: Daniel H. Stern
                                   Title: President



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                                   RESERVOIR CAPITAL MASTER FUND, L.P.

                                   By: Reservoir Capital Group, L.L.C.,
                                       General Partner

                                   By: Daniel H. Stern
                                   ------------------------------------
                                   Name: Daniel H. Stern
                                   Title: President

                                   OJ ACQUISITION CORP.

                                   By: Craig A. Huff
                                   --------------------------------------
                                   Name:  Craig A. Huff
                                   Title:   President




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